EXHIBIT 21.1
Immtech Pharmaceuticals, Inc. and Subsidiaries
As of July 14, 2009

Company	Jurisdiction of Formation

Immtech Hong Kong Limited	Hong Kong

Immtech Therapeutics Limited	Hong Kong

Super Insight Limited	British Virigin Islands